MAILANDER LAW OFFICE, INC.

835 5th Avenue, Ste. 312

San Diego, California 92101

(619) 239-9034

May 9, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549-7010

ATTN:

 Mr. Ethan Horowitz

 Branch Chief

Re:

Mustang Geothermal Corp. (formerly Urex Energy Corp.)

Form 10-K for Fiscal Year Ended March 31, 2010

Filed July 14, 2010

File No. 0-50191

Dear Mr. Horowitz:

This letter accompanies the filing of an amended Form 10-K/A [Amendment 1] by Mustang Geothermal Corp. for the Fiscal Year Ended March 31, 2010, in response to the Commission’s comment letters dated February 2, 2011 and April 1, 2011. The specific comments below are numbered to correspond to your most recent comment letter dated April 1, 2011.

Form 10-K for Fiscal Year Ended March 31, 2010

General

1.

We note in responses to our prior comments one, three and five that you will amend your Form 10-K for the fiscal year ended March 31, 2010 to address these comments. Please ensure any additional revisions as a result of our comments below are considered and included in the amended filing.

Response 1: The Company obtained a revised “Report of Independent Registered Public Accounting Firm” from its independent auditor including references to the balance sheets as of March 31, 2009, and included this in the amended Form 10-K/A [Item 1].

The Company’s amended Form 10-K/A now reflects the basic and diluted earnings per share amounts for discontinued operations as required by ASC 260-10-45-3 [Item 3].

The amended Form 10-K now reflects the reclassification of the $100,000 convertible note as a current liability [Item 5].

U.S. Securities and Exchange Commission

May 9, 2011

Statement of Operations, Page F-4

2. 3.

We note your response to our prior item two. Please confirm you will revise your presentation of the financial statements for all periods in your amended Form 10-K for fiscal year ended March 31, 2010 to comply with ASC 205-20-45 and ASC 205-20-50-1.

In addition, please separately disclose the gain or loss on disposal of operations as required by ASC 205-20-45-3 and ASC 205-20-50-1(b).

Response 2, 3: Please review revised Note 10 – Sale of Subsidiary in the amended Form 10-K/A for a complete response on how the gain (loss) was determined from the disposal of the subsidiary for 2007 through 2010; an analysis of the amounts on the face value of the Company’s statements of operations for each year to the discontinued operations amounts in Note 10; and, the corrected table in the amended financial notes and balance sheet disclosures of discontinued operations in Note 10. Additionally, the amended Form 10-K/A reconciles the write-off of assets and liabilities associated with the disposed subsidiary.

4.

Please confirm that you will amend to correct the balance sheet disclosure of discontinued operations in Note 10 as provided in your response to our prior note two.

Response 4: Please review the revised Note 10.

Item 8A(T) Controls and Procedures, page 23

5.

We note you have concluded your disclosure controls and procedures, along with your internal control over financial reporting, were effective as of March 31, 2010. Tell us how any required revisions to your disclosure resulting from the comments issued in this letter have impacted your conclusions related to the effectiveness of your controls. Specifically, tell us whether you still believe your disclosure controls and procedures and internal controls were effective as of March 31, 2010 and why or why not.

Response 5: Please see the amended discussion regarding the effectiveness of the Company’s internal controls and procedures under Item 8(A)(T).

Form 10-Q for Fiscal Quarter Ended December 31, 2010

Consolidated Balance Sheets

6.

We note your goodwill balance in the amount of $1.8 million. Please review your filing to comply with ASC 805-30-50 and tell us the basis for recording this goodwill and how you calculated the balance.

Response 6: The Company requests the opportunity to respond to this point in its next annual report for the year ended March 31, 2011.

U.S. Securities and Exchange Commission

May 9, 2011

Sincerely,

/s/ Tad Mailander

Tad Mailander

cc: Mustang Geothermal Corp., Messrs. Richard Bachman & Kevin Pikero